SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bonanza Creek Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

097793400
(CUSIP Number)

Ward Dietrich
645 Madison Avenue, 14th Floor, New York, New York 10022
Telephone: (212) 897-9537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097793400	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,193,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,193,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,193,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 097793400	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Mangrove Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,193,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,193,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,193,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 097793400	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,193,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,193,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,193,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 097793400	SCHEDULE 13D	Page 5 of 10 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Bonanza Creek Energy, Inc., a company incorporated in Delaware (“the Issuer”), whose principal executive offices are located at 410 17th Street, Suite 1400, Denver, Colorado 80202.  This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 19, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on November 29, 2017 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a)
This statement is filed by The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), Mangrove Partners, a Cayman Islands exempted company (“Mangrove Partners”), and Nathaniel August (“Mr. August”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Master Fund is the direct holder of the Shares reported herein.  Mangrove Partners is the investment manager of the Master Fund.  Mr. August is the director of Mangrove Partners.  By virtue of these relationships, each of Mangrove Partners and Mr. August may be deemed to beneficially own the Shares owned by the Master Fund.

In each of the Original Schedule 13D and Amendment No. 1, the following additional persons were included as Reporting Persons:  (1) The Mangrove Partners Fund, L.P., a Delaware limited partnership (the “US Feeder”), which is a shareholder of the Master Fund; (2) The Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (the “Cayman Feeder”), which is also a shareholder of the Master Fund; and (3) Mangrove Capital, a Cayman Islands exempted company (“Mangrove Capital”), which is the general partner of the US Feeder.  Based on further review of Section 13(d) of the Act and the rules and regulations thereunder, it was determined that none of the US Feeder, the Cayman Feeder nor Mangrove Capital is a “beneficial owner,” as such term is defined in Rule 13d-3 under the Act, of any Shares.  Accordingly, each of the US Feeder, the Cayman Feeder and Mangrove Capital have been removed from being a Reporting Person in the Schedule 13D.

(b)
The principal business address of Mangrove Partners and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022.  The principal business address of the Master Fund is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.  The officers and directors of the Master Fund and Mangrove Partners and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)
The principal business of the Master Fund is acquiring, holding and disposing of investment securities.  The principal business of Mangrove Partners is serving as the investment manager of the Master Fund and its feeder funds.  The principal occupation of Mr. August is serving as a director of Mangrove Partners.

CUSIP No. 097793400	SCHEDULE 13D	Page 6 of 10 Pages

(d)
No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands.  Mr. August is a citizen of the United States.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 20,496,700 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report filed on Form 10-Q with the SEC on May 8, 2018.

As of May 16, 2018, the Master Fund may be deemed to beneficially own 1,193,900 Shares (approximately 5.8% of the total number of Shares outstanding). By virtue of their respective relationships with the Master Fund discussed in further detail in Item 2, Mangrove Partners and Mr. August may be deemed to indirectly beneficially own the Shares owned directly by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

As described further in Item 6 below, in addition to the Shares beneficially owned, as reported herein, the Reporting Persons have economic exposure to, but do not have voting or investment power over, or the right to acquire such power over, an additional 800,000 notional Shares referenced in the Swap (as defined in Item 6).  Each Reporting Person disclaims beneficial ownership of the Shares referenced in the Swap.

(b)	Each of the Master Fund, Mangrove Partners, and Mr. August may be deemed to have shared voting and dispositive power over the 1,193,900 Shares owned directly by the Master Fund.

(c)
On May 16, 2018, the Master Fund sold 800,000 Shares through a broker at a price of $33.28 per Share.  Also on May 16, 2018, the Master Fund entered into the Swap, as described in Item 6 of this Amendment No. 2, which is incorporated by reference herein.  There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

CUSIP No. 097793400	SCHEDULE 13D	Page 7 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 16, 2018, the Master Fund entered into a cash-settled total return swap with Morgan Stanley Capital Services LLC as the counterparty (the “Swap”) that provides the Master Fund with economic exposure to an aggregate of 800,000 notional Shares, representing approximately 3.9% of the outstanding Shares, at a price of $33.28 per Share.  The Swap does not provide the Master Fund with the power to vote or direct the voting of, or to dispose or direct the disposition of, the underlying Shares, nor the right to acquire such power.  The Reporting Persons hereby expressly disclaim beneficial ownership of the Shares referenced in the Swap.

On May 17, 2018, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.2:	Joint Filing Agreement, dated May 17, 2018, by and among The Mangrove Partners Master Fund, Ltd., Mangrove Partners, and Nathaniel August.

CUSIP No. 097793400	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August

CUSIP No. 097793400	SCHEDULE 13D	Page 9 of 10 Pages

SCHEDULE A

Directors and Officers of The Mangrove Partners Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August* Director

David Bree Director	Mr. Bree is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Kevin Phillip Director	Mr. Phillip is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Trinidad and Tobago

Directors and Officers of Mangrove Partners

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August* Director

* Mr. August is a Reporting Person and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 097793400	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 99.2

JOINT FILING AGREEMENT

              The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share of Bonanza Creek Energy, Inc., dated as of May 17, 2018 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 17, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August